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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	Expires: February 28, 2022
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FORM 12b-25	SEC FILE NUMBER
0-28666

CUSIP NUMBER
NOTIFICATION OF LATE FILING	024600

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: June 30, 2020

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

American Bio Medica Corporation
Full Name of Registrant

N/A
Former Name if Applicable

122 Smith Road
Address of Principal Executive Office (Street and Number)

Kinderhook, New York 12106
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

As indicated in a Form 8-K filed with the Commission on May 14, 2020, American Bio Medica Corporation (the “Registrant”) relied on the order (the “SEC Order”) issued by the Securities and Exchange Commission (the “SEC”) on March 25, 2020 (Release No. 34-88465) pursuant to the SEC’s authority under Section 36 of the Securities Exchange Act of 1934 (the “Exchange Act”) granting exemptions from certain provisions of the Exchange Act and the rules thereunder related to the reporting requirements for certain public companies, subject to the satisfaction of certain conditions, to delay the filing of its Quarterly Report on Form 10-Q for the period ended March 31, 2020 (“Form 10-Q”). Using the extension afforded under the SEC Order, the Registrant was to file its Form 10-Q by June 29, 2020. The Registrant filed its Form 10-K for the year ended December 31, 2020 on Friday, June 26, 2020 and filed its Form 10-Q for the period ended March 31, 2020 on July 31, 2020.

Management has been taking every effort with each filing (since the SEC order) to restore its past solid record of compliance regarding its periodic reports. Since the Registrant was unable to file its Form 10-Q for the period ended March 31, 2020 until July 31, 2020, the Registrant will not be able to file its Form 10-Q for the period ended June 30, 2020 by August 14, 2020 notwithstanding the level of expense or effort.

The Registrant is taking every effort to file the Form 10-Q within the additional five (5) business days afforded under the filing of this Form 12b-25, or by August 21, 2020. However, given the short period of time since its last filing, management is unsure of whether it will meet this extended filing date. If the Registrant is unable to file by August 21, 2020, the Registrant does expect to file the Form 10-Q for the period ended June 30, 2020 shortly after the extended filing deadline.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Melissa A. Waterhouse	(518)	758-8158
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☐	No	☑

The Registrant did not file its Annual Report on Form 10-K for the year ended December 31, 2019 until June 26, 2020. The Registrant did not file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 until July 31, 2020.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☐	No	☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

American Bio Medica Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2020		By:	/s/ Melissa A. Waterhouse
Name: Melissa A. Waterhouse
Title: Chief Executive Officer/ Principal Financial Officer